UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 3, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Arco Platform Limited

File No. 5-90804 – CTR#4025

Arco Platform Limited (the "Filing Person") submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Schedule 13E-3 filed on September 28, 2023.

Based on representations by the Filing Person that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(2)
Exhibit (c)(5)
Exhibit (c)(6)
Exhibit (c)(7)
Exhibit (c)(10)
Exhibit (c)(12)
Exhibit (c)(13)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance